UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Auditor

On October 8, 2024, Universe Pharmaceuticals INC (Nasdaq: UPC) (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaces YCM CPA INC. (“YCM”), the former independent registered public accounting firm, which the Company dismissed on October 8, 2024. The appointment of YCM was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of YCM on the consolidated financial statements of the Company as of September 30, 2022 and 2023 and for the fiscal years ended September 30, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through October 8, 2024, there were no disagreements with YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to YCM’s satisfaction, would have caused YCM to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through October 8, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 30, 2024.

The Company has provided YCM with a copy of the above disclosure and requested that YCM furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of YCM’s letter is filed hereto as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor someone on behalf of the Company, has consulted Enrome regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Letter of YCM CPA INC. to the U.S. Securities and Exchange Commission dated October 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: October 10, 2024	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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